# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 823 Congress Avenue #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001484529

## Reporting persons
- Greycroft Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,482,044; sole dispositive power 0; shared dispositive power 2,482,044; aggregate amount beneficially owned 2,482,044 (5.4% of the class)
- Greycroft Managers II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,482,044; sole dispositive power 0; shared dispositive power 2,482,044; aggregate amount beneficially owned 2,482,044 (5.4% of the class)
- Greycroft Growth III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,125,913; sole dispositive power 0; shared dispositive power 2,125,913; aggregate amount beneficially owned 2,125,913 (4.6% of the class)
- Greycroft Growth III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,125,913; sole dispositive power 0; shared dispositive power 2,125,913; aggregate amount beneficially owned 2,125,913 (4.6% of the class)

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue #1827, Austin, TX, 78768.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Greycroft Partners II, L.P. ("GCP II")
Greycroft Managers II, LLC ("GCP II GP")
Greycroft Growth III, L.P. ("GCG III")
Greycroft Growth III, LLC ("GCG III GP")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Greycroft LP
292 Madison Avenue, Fl. 8
New York, NY 10017
Citizenship:
GCP II Delaware
GCP II GP Delaware
GCG III Delaware
GCG III GP Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 5,044,866 shares of Class B common stock directly held by GCP II; and (ii) 2,061,643 shares of Class A common stock and 130,631 shares of Class B common stock directly held by GCG III. Each share of Class B common stock is convertible into one share of Class A common stock, subject to the limitation described in the following paragraph.

Pursuant to an agreement among the Reporting Persons and the Issuer, the Reporting Persons are prohibited from converting their shares of Class B common stock into Class A common stock to the extent that, following such conversion, the Reporting Persons (and their attribution parties) would collectively own in excess of 9.99% of the outstanding Class A common stock (the "Conversion Restriction"). By virtue of the Conversion Restriction, as of June 30, 2025, the Reporting Persons were permitted to convert an aggregate of 2,546,314 shares of Class B common stock to Class A common stock. For purposes of this Schedule 13G, the beneficial ownership of shares issuable upon conversion of the Class B common stock held by the Reporting Persons has been allocated to GCP II and GCG III in proportion to their respective holdings of Class B common stock.

The Reporting Persons collectively beneficially owned an aggregate of 4,607,957 shares of Class A common stock as of June 30, 2025.

GCP II GP is the general partner of GCP II and shares voting and investment authority over the shares held by GCP II. GCG III GP is the general partner of GCG III and shares voting and investment authority over the shares held by GCG III.

The Reporting Persons expressly disclaim the existence of a "group" for purposes within the meaning of Section 13 of the Exchange Act and the filing of this report shall not be deemed an admission that the Reporting Persons constitute a group.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon (i) the sum of 43,579,379 shares of Class A common stock outstanding as of June 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 11, 2025, and (ii) 2,546,314 shares of Class A common stock issuable upon conversion of Class B common stock held by the Reporting Persons.

The Reporting Persons collectively beneficially owned an aggregate of 9.99% of the Class A common stock as of June 30, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greycroft Partners II, L.P.: /s/ Ian Sigalow, By Greycroft Managers II, LLC, its General Partner, By Ian Sigalow, Managing Partner (08/14/2025)
- Greycroft Managers II, LLC: /s/ Ian Sigalow, By Ian Sigalow, Managing Partner (08/14/2025)
- Greycroft Growth III, L.P.: /s/ Ian Sigalow, By Greycroft Growth III, LLC, its General Partner, By Ian Sigalow, Managing Partner (08/14/2025)
- Greycroft Growth III, LLC: /s/ Ian Sigalow, By Ian Sigalow, Managing Partner (08/14/2025)